

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 30, 2006

Mr. R. Pierce Onthank
Chief Executive Officer
The American Energy Group, Ltd.
120 Post Road West, Suite 202
Westport, Connecticut 06880

> **Re:** **The American Energy Group, Ltd.**
> **Form 10-KSB for Fiscal Year Ended June 30, 2005**
> **Filed October 14, 2005**
> **Form 10-QSB for Fiscal Quarter Ended December 31, 2005**
> **Filed February 14, 2006**
> **File No. 0-26402**

Dear Mr. Onthank:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2005

General

1.   Please correct the File Number indicated on the cover of your report to be 0-26402, rather than file number of 0-22149, which does not correspond to your company.

2.   We note that several of your disclosures in the notes to your financial statements contain outdated information. Please revise your filing to include only information relevant to the periods presented in your report.

Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies, page 19

3.   We note your disclosure explaining that you emerged from Chapter 11 bankruptcy on January 29, 2004, and "adopted the provisions for fresh-start reporting" in preparing your financial statements. According to SOP-97, fresh start financial statements prepared by entities emerging from Chapter 11 will not be comparable with those prepared before their plans were confirmed because they are, in effect, those of a new entity.

If you have appropriately characterized your transition as one in which fresh start reporting would apply, your financial statements will need to be revised to reflect the activities of your business while in bankruptcy proceedings and previously as being those of the 'Predecessor' entity, and activities from the date of emerging from bankruptcy forward as those of the 'Successor' entity. Under these circumstances, you should also insert a line between the Successor and Predecessor columns to emphasize the discontinuity that arises from the change in the basis of accounting. Further, it will be necessary for you to obtain audit coverage for the separate periods, and to file the appropriate opinions with your amendment.

Please submit the analysis that you performed under paragraph 36 of SOP 90-7, in determining that fresh-start reporting would apply. If you find that the conditions did not warrant this approach, please contact us by telephone to discuss.

4.   Please include a column for totals in your Statements of Stockholders' Equity.

Controls and Procedures, page 7

5.   You state that you have evaluated the effectiveness of your disclosure controls
        and proceedings within 90 days prior to the filing of your annual report. Please
        comply with Item 307 of Regulation S-B, which requires that your evaluation be
        completed as of the end of the period covered by your annual report.

6.   We note your statement that there has been no significant changes in your internal
        controls or in other factors which would significantly affect these controls
        subsequent to your evaluation. Please comply with Item 308(c) of Regulation S-
        B which requires that you disclose *any* change in your internal control over
        financial reporting that is identified in connection with the evaluation required by
        paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the
        fourth fiscal quarter that has materially affected, or is reasonably likely to
        materially affect your internal control over financial reporting.

Exhibits 31.1 and 32.1

7.   We note that the wording of your certifications does not conform to the wording
        required by Item 601(b)(31) of Regulation S-B. Please provide correctly worded
        certifications in an amendment to your Form 10-KSB for 2005.

Form 10-QSB for the Fiscal Quarter Ended December 31, 2005

General

8.   Certain comments written on your annual report on Form 10-KSB also pertain to
        the comparable areas of you subsequent interim reports on Form 10-QSB,
        specifically as these relate to your disclosure controls and procedures and
        certifications.

Statements of Operations, page 4

9.   We note you have included depreciation expense in Other Income (Expense) on
        your statement of operations. Please re-classify this item to Other Expenses, or
        tell us why you believe depreciation expense should be excluded from expenses
        associated with your operations.

Common Stock, page 6

10.   We note that you issued 75,000 shares of common stock in exchange for services
        which will be provided to you over a four month period. Please tell us the nature
        of the services you have arranged to obtain through this transaction, and identify
        the individual who will be providing the services and to whom you issued the

Mr. R. Pierce Onthank
The American Energy Group, Ltd.
March 30, 2006
Page 4

        shares. Also describe your relationship with this individual; and explain how you
have valued and accounted for this share issuance in your financial statements.

11.   Submit a schedule showing all components of your prepaid expenses account as
of June 30, 2005, and as of the end of each subsequent interim period. Identify
the nature of the expense, the amount and form of consideration associated with
the transaction in which it was established, and the periods over which such assets
are expected to be realized. Also identify the recipient of any consideration paid
in recording the prepaid expense and describe their relationship with the
company.

Closing Comments

     As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

· staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief